                U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM 10-SB

                   Registration Statement on Form 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

           Galtech Semiconductor Materials Corporation
                 -------------------------------------------
       (Name of Small Business Issuer as specified in its charter)

         UTAH                                       87-0427597
         ----                                       ----------
(State or other jurisdiction of                (I.R.S. incorporation or
organization)                                   Employer I.D. No.)

                            923 West 500 North
                            Lindon, Utah 84042
                            ------------------
               (Address of Principal Executive Office)

 Issuer's Telephone Number, including Area Code:  (801) 785-6520

 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

               $0.00025 Par Value Common Voting Stock
                -------------------------------------
                          Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  None.

                                PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization, Charter Amendments and General History
     ----------------------------------------------------

          Organization
          ------------

          Galtech Semiconductor Materials Corporation, a Utah corporation (the "Company"), was organized on June 18, 1984, for the purpose of investing "in new products, properties and/or businesses which may have potential for profit."

          At inception, the Company was authorized to issue 50,000,000 shares of common voting stock, par value one mill ($0.001) per share, with fully-paid stock not to be liable for further call or assessment. Copies of the Company's Articles of Incorporation and Bylaws are attached hereto and incorporated herein by this reference. See Item 15.

          Charter Amendments
          ------------------

          Since its inception, the Company has amended its Articles of Incorporation as follows:

               Changed its name to "Galtech, Inc. and amended Article IV of the Articles of Incorporation to provide the authority to issue 200,000,000 shares of $0.00025 par value common stock, with fully paid stock not to be liable for further call or assessment (Amendment filed January 29, 1986).

               Changed its name to "Galtech Semiconductor Materials Corporation (Amendment filed September 9, 1986).

               Effected a reverse split of the Company's outstanding shares in the ratio of 20-to-one, with fractional shares rounded to a whole share (Amendment filed February 24, 1995).

          Unless otherwise indicated, all computations in this Registration Statement take into account these adjustments.

          Copies of all amendments to the Company's Articles of Incorporation are attached hereto and incorporated herein by this reference. See Item 15.

          General History
          ---------------

         The Company commenced operations in approximately January, 1986. These activities consisted of the development of a process for manufacturing cadmium telluride, a compound used in the production of semiconductors, and the renovation of a manufacturing facility to produce the Company's products. A fire destroyed its facilities in 1990 and the Company has not yet recommenced its semiconductor development activities.

          On February 28, 1995, the Company acquired all of the issued and outstanding common stock of Commodity Recovery Corporation, a Utah corporation ("CRC"), in exchange for 500,000 "unregistered" and "restricted" shares of the Company's common stock. CRC was organized on October 31, 1994, for the purpose of marketing products for destroying aflatoxin, a cancer-causing substance found in grain and other foodstuffs.

          Also on February 28, 1995, the Company issued 4,200,000
"unregistered" and "restricted" shares of common stock in exchange for all of the issued and outstanding common stock of Energy Recovery Corporation, an Arizona corporation ("ERC"). ERC was incorporated on February 7, 1994, for the purpose of developing and producing alternative energy sources.

          At the time of their acquisitions by the Company, neither CRC nor ERC had any assets or operations. After its acquisition, CRC developed a treatment method using ammonia vapor to destroy aflatoxin. In 1997, management decided to narrow its focus to the development of its semiconductor materials and ceased further development of its aflatoxin technology. The State of Utah has administratively dissolved CRC for failure to file its annual report.

          On April 29, 1997, ERC was awarded a patent on a carousel electric generator that was designed to provide a high level of electrical power in a compact structure. The Company has conducted preliminary testing on the generator and believes that it has potential for use in electric-powered vehicles. The Company has built an electric vehicle for additional testing. However, due to management's decision to focus on its semiconductor materials operations, the Company does not plan to expend substantial additional resources on its generator project in the foreseeable future. The State of Arizona has administratively dissolved ERC for failure to file its annual report.

          After reviewing the current market for semiconductor materials, in 1997, the Company began work on modernizing and redesigning its antiquated semiconductor equipment for the purpose of developing a reliable and repeatable process for growing large area, single crystal, bulk cadmium telluride and cadmium zinc telluride semiconductor material. The Company is presently configuring a research and development and production facility in Lindon, Utah, for this purpose.

          This Registration Statement is being filed on a voluntary basis to maintain the Company's quotations on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"). See the heading "Effects of Existing or Probable Governmental Regulations," Item I.

     NASD OTC Bulletin Board Quotations
     ----------------------------------

          The Company's common stock is quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "GTSM." For information concerning these stock quotations during the past two years, see the caption "Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters," Item 9. The quotations presented do not represent actual transactions or broker/dealer markups, markdowns or commissions.

         Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). The Company is not currently a "reporting issuer," and this Registration Statement will bring the Company into compliance with these listing provision of the OTC Bulletin Board and should prevent the NASD from "delisting" quotations of the Company's common stock. Under the "phase-in" schedule of the NASD, the Company has until December, 1999, within which to become a "reporting issuer" and to satisfy all comments of the Securities and Exchange Commission with respect to this Registration Statement.

     Changes of Control During the Past Three Years
     ----------------------------------------------

          In August, 1998, the following persons were appointed to serve in the capacities indicated: William F. Pratt (CEO and President); S. Kent Holt (Executive Vice President and Director); and David Porter (Secretary/Treasurer and Director). See the caption "Directors, Executive Officers, Promoters and Control Persons," Part I, Item 5 of this Registration Statement.

     Sales of "Unregistered" and "Restricted" Securities Over the Past Three
     Years
     -----

          For information concerning sales of "unregistered" and "restricted" securities during the past three years, see the caption " Recent Sales of Unregistered Securities," Item 10.

Business.
---------

          The Company's principal operations focus on the development and commercial exploitation of a new and more economical method of growing II-VI semiconductor compounds than current methods.

          The semiconductor industry is a multi-billion dollar market that has been supplied predominantly by silicon materials. However, other materials also have general and specific semiconductor applications. Cadmium telluride and cadmium zinc telluride are semiconductor materials used in electronic equipment such as infrared detectors, weapons guidance systems, satellite surveillance, solar cells, deep space communications, light emitting diodes, infrared night vision devices, laser applications, tumor detectors, nuclear radiation and gamma detectors, spectrometers for chemical identification, nuclear medicine and related applications.

          Prior to the 1990 fire in its facilities, the Company had been successful in producing cadmium telluride crystal substrates (i.e., wafers) of up to four to six square inches; previous commercially manufactured cadmium telluride substrates had been only one to two square inches. In addition, the Company was able to produce round wafers, rather than the customary D-shaped and rectangular wafers. Round wafers are preferred by industry users.

          At present, the Company is concentrating its efforts on refining its methods for the production of cadmium telluride and cadmium zinc telluride substrates and reproducing its earlier production results. In the future, depending on the success of its research and development efforts, market conditions and the Company's success with its principal operations, it will consider the development of monocrystalline substrates and polycrystalline substrates and ingots made from the following compounds: Indium Phosphide; Indium Antimonide; Gallium Antimonide; and Gallium Arsenide, as well as metal organic chemical vapor depositor epitaxial layers on each of these substrates. The term "epitaxial" refers to the overgrowth in layers of a crystalline substance deposited in a definite orientation on a base or substratum composed of different crystals.

     Risk Factors
     ------------

          Limited Operating History. Although the Company was incorporated in 1984, it ceased its business operations in 1990 and is only now recommencing its operations. The Company's business plan calls for it to commence research and development on the production of monocrystalline cadmium telluride for use as semiconductor materials. However, the Company is still in a formative stage. Potential investors should be aware of the difficulties normally encountered by a new enterprise in a highly competitive industry. There is limited evidence at this time upon which to base an assumption that the Company's business plans will prove successful or that its products will be successfully marketed. As a consequence, there is no assurance that the Company will be able to operate profitably in the future.

          Uncertainty of Production Technology. The Company's research and development activities are designed to reproduce the results of its 1990 production of a large, high quality monocrystalline boule, or lump, of cadmium telluride. The Company's President and CEO, William F. Pratt, has developed a model for the production of this compound. The Company's focus during the next 12 months will be to test and refine the model, with the goal of developing a consistent, reliable method for producing high quality, round wafers of cadmium telluride. To date, the Company has not been successful in reproducing its earlier results, and there can be no assurance that its efforts will be successful. If the Company is not able to develop a reliable process for producing marketable cadmium telluride wafers, it is likely to fail.

          Operating Results of the Company. The Company is still a development stage company and has not yet earned an annual profit. The gross revenues and net losses of the Company for the three calendar years ended December 31, 1998 are shown below:

     Year ended                Gross                   Net
     December 31,              Revenues                 Loss
     ------------              --------                 ----

         1996                    -0-                    $400,501
         1997                    $42,000                $290,549
         1998                    -0-                    $445,034


          No assurance can be given that the Company will not continue to report losses on an annual basis or that the Company's business operations will ultimately prove to be profitable.

          Any substantial downturn in economic conditions or any significant price decreases related to the semiconductor industry could have a material adverse effect on the Company's business. Economic conditions such as inflation may also affect the future availability of attractive financing rates for the Company or its customers and may materially adversely affect the Company's business.

          No Source of Revenue. The Company will have no source of revenue until it has established the ability to produce marketable quantities of cadmium telluride of sufficiently high quality. Its operations are still in a research and development phase, and there can be no assurance that it will be successful in this regard.

          Auditor's 'Going Concern' Opinion. The Independent Auditors' Report issued in connection with the audited financial statements of the Company for the calendar years ended December 31, 1998, and 1997, expresses "substantial doubt about its ability to continue as a going concern," due to the Company's status as a development stage company and its lack of significant operating results. See the Index to Financial Statements, Part F/S of this Registration Statement.

          Dependence Upon Additional Financing. The Company will require substantial additional funding in order to refine its model and commence the production of marketable quantities of cadmium telluride. This funding will be used to upgrade the Company's control software and to purchase three additional production furnaces and additional equipment. If the Company is unable to secure this financing, any production of its product will be limited and it may be unable to produce sufficient quantities to become profitable. There can be no assurance that the Company will be able to raise enough funding to make its operations viable.

         Reliance on Existing Management. The Company's operations are primarily dependent upon the experience and expertise of William F. Pratt and David R. Porter. The loss of either Dr. Pratt or Mr. Porter may have a material adverse effect on the Company's business. If its production model proves successful and it is able to produce marketable quantities of cadmium telluride, the Company's success will also be dependant on its ability to attract and retain qualified management, administrative and sales personnel, of which there can be no assurance. The Company does not carry key man insurance upon the lives of any of its officers.

          Management to Devote Insignificant Time to Activities of the
Company.   Members of the Company's management are employed full-time by other entities and are not required to devote their full time to the affairs of the Company. Because of their time commitments, it is expected that management will devote only part time attention to the Company's activities, until such time as the Company has tested and refined it production methods and is able to produce marketable quantities of product.

          Rapid Technological Change. The high technology industry is characterized by rapid change. The Company believes that its success will increasingly depend on its ability to offer its products based on evolving technologies and industry standards. Depending on the success of its initial research and development efforts, the Company intends to develop new products based on different chemical structures such as Indium Phosphide and Gallium Antimonide; however, there can be no assurance that the Company will have the ability or resources to develop such new products. Further, there can be no assurance that the Company's competitors will not develop products that are technologically superior to the Company's or that achieve greater market acceptance. The development of any such superior technology by the Company's competitors or the inability of the Company to successfully respond to such a development, could render the Company's existing and planned products obsolete and could have a material adverse effect on the Company's business, financial condition and results of operations. The lack of capital resources could materially affect the Company's ability to develop new technologies or to respond to technological changes.

          Lack of Dividends. The Company has never paid, and does not plan to pay in the foreseeable future, any cash dividends with respect to its common stock.

          Shares Eligible for Future Sales.   Of the 14,644,018 currently
issued and outstanding shares of the Company's common stock, 5,761,515 are freely tradeable, and 8,882,503 are unregistered securities and therefore restricted from resale other than by way of a transaction complying with the provisions of Rule 144, adopted under the Securities Act of 1933, as amended, or some other exemption from registration. Rule 144 provides, among other things, that if certain information concerning the operating and financial affairs of the Company is publicly available, persons holding restricted securities for a period of one year thereafter may sell in each subsequent three month period up to that number of such shares equal to the greater of 1% of the Company's outstanding common stock or the average weekly reported volume of common stock trading during the four calendar weeks preceding the filing of a notice of proposed sale. Pursuant to Rule 144(k), unlimited sales of such restricted stock by non-affiliates may be effected following a two year holding period. Future sales of the above mentioned shares under Rule 144 could depress the current market price of the common stock and any market which may develop in the near future.

          Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

          The Company's common stock is currently quoted on the OTC Bulletin Board of the NASD. However, there has been no "established public market" for the Company's common stock during the last five years. At such time as the Company meets the applicable eligibility requirements, if ever, it may attempt to qualify for quotation on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely continue to be on the OTC Bulletin Board.

          Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg. Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

          Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

          Conflicts of Interest. Although they have no present plans to do so, the Company's directors and officers may become officer, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time, effort and corporate opportunity, involved in participation with such other business entities.

         No Assurance of Continued Public Market for the Company's Securities. There is currently a limited public market for the Company's common stock; however, there can be no assurance such a market will continue. Purchasers of the Company's securities may, therefore, have difficulty in selling such securities should they desire to do so.

          Market Value of Common Stock. There is no correlation between the market price of the Company's common stock and its book value. As of December 31, 1998, the net book value of a share of the Company's common stock was $0.02, whereas the average closing bid price of a share of common stock during the quarterly period ended on such date was $0.12 per share, and does not necessarily bear any relationship to the Company's asset value, net worth or other established criteria of value and should not be considered indicative of the actual value of the Company or the market price of the common stock.

     Year 2000
     ---------

          The Company's computer system consists of personal computers built by its Secretary/Treasurer, David R. Porter. These computers use the Microsoft NT 4.0 operating system and the Company has confirmed that these systems are Year 2000 compliant.

          LabView, by National Instruments, is the software that will control the furnaces used for the Company's semiconductor crystal growth; the Company has also confirmed that this software is Year 2000 compliant. In addition, the Company writes its own programs for other applications and these programs have also been determined to properly recognize the change of year to the Year 2000.

          The Company can give no assurance that third parties with whom it intends to do business will ensure Year 2000 compliance in a timely manner or that, if they do not, their computer systems will not have an adverse effect on the Company. However, the Company does not believe that Year 2000 compliance issues of such third parties will result in a material adverse effect on its financial condition or results of operations.

Principal Products and Services
--------------------------------

          The Company is committing its resources to the development of a reliable and repeatable process for growing large area, single crystal bulk compound semiconductor material. The focus of this effort is the creation of a viable and inexpensive production capability for cadmium telluride and cadmium zinc telluride.

          Each class of semiconductor material seems to have its own unique properties that make it useful for specified applications. The II-VI compounds as shown on the Periodic Table of Elements, which include cadmium telluride and cadmium zinc telluride, have strong virtues in the field of photo electronics. Devices such as photo cathodes (for night vision instruments), solar cells and radiation detectors (used for applications such as medical imaging equipment) are particularly well suited for the II-VI compounds. The market for these devices has traditionally been military applications. As these devices are adapted for consumer use, the market for these compound semiconductor materials is also expected to expand. Management also believes that cadmium telluride can also be used in medical imaging devices market, which currently exceeds $2 billion per year. The use of II-VI compounds to produce images in a digital format would be a revolutionary development in the medical imaging device industry.

          In 1990, Worth P. Allred, the Company's Vice President for Research and Development, was able to produce large (four to six square inches) crystalline substrates of cadmium telluride with rocking curve measurements of
9.6 to 20 arc seconds. Previous best measurements were 34 to 50 arc seconds. Independent analyses performed at the University of Washington and California State University, Fresno, showed these substrates to have extremely low imperfections. The Company's current business operations are focused on the development of a reliable, low cost method for reproducing these results and commencing large-scale production of cadmium telluride semiconductor materials.

          The markets that the Company has targeted are primarily in the United States, but potential opportunities are global. The major areas of concentration outside of the United States are Japan, Taiwan, China, Korea, the United Kingdom, West Germany, France and Italy.

          Subject to the perfection of its production model, the Company intends to serve the II-VI compound semiconductor market with both mono and polycrystalline ingots and substrates. Presently, the only suppliers of any quantities of specialty semiconductor materials such as cadmium telluride are doing so at extremely high prices and in very small and inconsistent quantities. Supply is so uncertain that some users of this material find it necessary to internally produce material to supplement the short and uncertain supply. These users have expressed a desire for additional suppliers to supplement or improve their current sources of material. The Company's goal will be to provide cadmium telluride materials in wafer form at potentially lower cost and in larger amounts than other suppliers.

          Cadmium telluride has properties that make it a good substrate for the epitaxial growth of mercury cadmium telluride, a material with critical applications for infrared photodetectors. Its advantages include infrared transparency, lattice constancy, coefficient of expansion and ability to reach into the far infrared regions.

          There is also a small market for polycrystalline cadmium telluride for use in optics. The Company expects that any sales in this market would be secondary to its principal markets.

Distribution Methods of the Products or Services
------------------------------------------------

          Companies such as Rockwell, Santa Barbara Research, Texas Instruments, Hewlett-Packard, General Dynamics, ITT, McDonnell Douglas and General Electric have done work in cadmium telluride device technology development or production and would be potential customers of the Company.

          Demand for cadmium telluride far exceeds the supply, with current prices approximating $900 per square inch at a thickness of 20 to 30 thousandths of an inch. Management estimates that a six inch boule of monocrystalline cadmium telluride would retail for approximately $500,000. The Company believes that its production model will allow for semiconductor crystal growth that produces much higher yields at high quality and will help the Company to penetrate the market more easily. As the supply increases, management expects that the demand for the material will increase, particularly in the military market for infrared detectors and sensors.

          The estimated market for cadmium telluride has grown from $30 million to approximately $60 million from 1994 to 1998. Users have also questioned the quality of material currently on the market. Management believes that the Company will be able to produce wafers approximately 300% larger and with a higher quality monocrystalline structure.

          If it is able to perfect its production model, the Company's first aim will be to expand the market for cadmium telluride semiconductor materials by producing them for approximately one-half the cost of current production. This savings will be reflected in the prices at which the Company will sell its materials. Management believes that these reduced prices, coupled with increased product quality, will increase the demand for cadmium telluride products; the Company will then provide the products necessary to meet this demand.

          The Company has personnel with contacts in the semiconductor industry. It will place whole cadmium telluride ingots in the hands of potential users so they can sample, test and evaluate them. Once potential customers have evaluated the materials and are ready to make a purchase, the parties will negotiate a price.

          In order to place itself in a leadership position, the Company will market its scientific staff as leaders and experts in the industry. Worth P. Allred, the Company's Vice President for Research and Development, is the world's leading expert in the field of Horizontal Bridgman crystal growth, the method used to produce the Company's materials. Part of the Company's marketing strategy will be to have the research and development staff prepare research papers for presentation at crystal growth conferences and tradeshows, and to co-author papers and projects with other leaders in the industry. Mr. Allred has written several papers and participated in several conferences on this subject.

          The Company plans to use both an in-house sales force and contract brokers to market its products. As sales increase, management intends to increase its sales force. The marketing department will be given a budget for advertising, promotion, sales visits with potential customers and informational materials. However, in management's experience, the best and most enduring sales in the semiconductor industry are made through personal contacts and visits to the customer's plant. As a result, the sales manager's focus will be on getting to know customers, their processes and products. As sales increase, the Company plans to hire regional representatives for areas that the sales manager can not handle personally or that require constant attention that can not be given by the Company's in-house sales people. Regional representatives will report to the sales manager.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

          None; not applicable.

Competitive Business Conditions.
--------------------------------

          Crystal growth yields; wafer size and quality; and overhead costs are the three problems that beleaguer each of the companies providing semiconductor materials. The most successful materials suppliers are those that master these problems best.

          Yields. There are many problems associated with crystal growth yields in the production of cadmium telluride. All of the Company's present competitors have difficulty growing crystals with a single or monocrystalline structure. The Company's process is designed to allow the manufacture of large (greater than two square inches) wafers of a completely single crystalline structure.

         The Company's process includes a method that provides for the production of large ingots that are three to 15 inches in length. This will allow more of the ingot that is grown to be used in the end product. This end product will be larger wafers at a lower or equal price than competitors' products. This reduces cost stems largely from the less expensive growth furnace that the Company will use. The Company has also developed a process for lower wafer processing costs that should increase the yields of usable material by over 50%.

          Wafer Size and Quality. Due to the current small size of cadmium telluride wafers, many device manufacturers have begun experimenting with other substrate materials that could replace cadmium telluride. These manufacturers have met with moderate success, but would prefer to use cadmium telluride substrate if it were available in sufficient quantities and qualities.

          At present, the Company is able to match the size and quality of materials being produced, and is conducting research to develop larger ingots with consistency and of a quality of substrate that is not otherwise present in today's market. The dislocation counts (a measurement of undesirable lattice mismatch and stress) will be on the order of 10,000 dislocations or less per square centimeter, rather than the usual 100,000 or more dislocations in other products.

          Management expects that other parameters of wafer quality and size will exceed or equal all present customer specifications and that initial introduction of the Company's product will take six to 12 months after the production method is perfected. Once the acceptance and initial utilization phase has passed, management believes that small evaluation orders of one to 50 square inches will grow to larger orders in excess of 100 square inches, and even "original equipment manufacturer" accounts.

          Overhead Costs. Using its production protocol, management believes that the Company's manufacturing costs of its semiconductor compound materials will be approximately one-fourth of the overhead and capital equipment costs of the methods currently used by its competition. Normally, 25 to 50 people are required to operate a small crystal growth facility. The Company has calculated that it will be able to operate its facility with 15 to 20 people, which will result in substantial overhead reduction.

          Major competitors in the production of cadmium telluride are II-VI, Inc., located in Saxonburg, Pennsylvania, and Nippon Mining, Ltd., of Japan. II-VI, Inc., employs approximately 150 people and and controls approximately 75% of the market for cadmium telluride of one to three square centimeters. Its product is generally cut from large three-inch polycrystalline ingots. Nippon Mining is a major supplier of cadmium telluride to the Japanese market. It also ships to Unites States users and its materials are reported to be of good quality. The Company estimates Nippon Mining's market share at approximately five to 10%. Each of these competitors has financial, personnel, marketing and other resources significantly greater than those of the Company, as well as other competitive advantages including customer bases. The Company can provide no assurance that it will be able to compete successfully in its industry.

Sources and Availability of Raw Materials.
------------------------------------------

          The Company's source of cadmium telluride is Alfa Aesar, a Johnston Matthey Company, located in Ward Hill, Massachusetts. Alfa Aesar provides cadmium telluride in a variety of forms, including powder and lumps of various sizes. The product is available in purities of 99.999% and 99.99999%. Alfa Aesar's most recent catalog lists a retail price of $1182 for 100 grams of cadmium telluride of 99.99999% purity. The Company generally purchases in five kilogram quantities; an average production run uses approximately two kilograms. Cadmium telluride is reusable, with a loss of approximately five percent of the original material with each additional production run.

          Alfa Aesar is a well-established company and management believes that it will be able to provide as much raw material as the Company requires. However, a disruption in availability for an extended period of time would have a substantial adverse impact on the Company's operations, particularly if it results in an inability to fill customer orders.

Dependence on One or a Few Major Customers.
-------------------------------------------

          At present, there is a substantial worldwide shortage of cadmium telluride suppliers and quality products. It is projected that demand will exceed supply for the next 10 to 15 years. The Company expects that there will be sufficient demand for its products for the foreseeable future. However, the development of a better quality, less expensive alternative to cadmium telluride would be likely to render the Company's technology and product obsolete.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Payments or Labor Contracts.
----------------

          In April, 1997, ERC was assigned a U.S. patent (Patent No. 5,625,241) on a carousel electric generator that was invented by Russell R. Chapman, David R. Porter (the Company's Secretary/Treasurer) and Harold E. Ewing. The Company has no trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. Because semiconductor material crystal growth patents are difficult to protect, the production processes are closely guarded. The Company will allow only a select group of researchers access to its processes and each employee will be required to sign a nondisclosure agreement before receiving knowledge of the Company's processes.

Need for Government Approval of Principal Products or Services.
---------------------------------------------------------------

          To the knowledge of management, the Company's processes and products will not be subject to governmental approval.

Effect of Existing or Probable Governmental Regulations on Business.
--------------------------------------------------------------------

          As with other manufacturing companies, the Company's operations will be subject to state and federal regulations in the areas of workplace safety and environmental emissions. The Company intends to take all steps necessary to ensure compliance with these laws and regulations.

          Cadmium telluride is a stable, odorless material when in a solid form. It has a melting point of 1905.8 degrees Fahrenheit; heat, sparks and open flame can cause it to become unstable. Exposure to cadmium telluride can cause irritation to the eyes, skin and mucous membranes, as well as lung cancer and liver damage. Precautions for safe handling include the use of a respirator, chemical goggles and protective clothing. The Company will ensure that all employees that handle cadmium telluride comply with these workplace safety requirements. In addition, the Company has installed an air scrubber in its production furnace to remove cadmium telluride from the air.

          Cadmium telluride tends to stay within approximately one inch of the soil surface and does not generally leach into groundwater. The Company intends to dispose of waste in accordance with federal, state and local regulations. Management believes that the costs of compliance with applicable regulations will be less than 1% of gross profits.

Research and Development
------------------------

          During the past fiscal years ended December 31, 1998, and 1997, the Company expended $9,553 and $63,497, respectively, on research and development activities.

Costs and Effects of Compliance with Environmental Laws.
--------------------------------------------------------

          See the heading "Effect of Existing or Probable Governmental Regulations on Business."

Number of Employees.
--------------------

          The Company presently employs nine unpaid part-time employees and no full-time employees. During the next 12 months, management expects that the Company will have approximately 12 to 15 full-time employees and no part-time employees.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
-------------------------------------------------------------------

Plan of Operations.
-------------------

          During the next six months, the Company plans to perform test production runs to test the model developed by Dr. Pratt. Each production run requires approximately three to four weeks to heat the metal in the Company's furnace and allow it to cool. The Company has a fully instrumented, custom-designed control program that will allow it to compare actual production data to its model and make appropriate adjustments in the production process. The Company has sufficient equipment, supplies and materials to continue this process for six months. Any funds required at this stage are expected to be minimal.

          In the following six month period, management expects to transition the engineering effort from the "proof-of-principle" effort of the preceding six months, to a pilot production level. The Company will need to raise substantial additional funding to purchase the necessary equipment, upgrade its software. The Company will seek sufficient funds to allow it to continue its research and development efforts for two years without the need for additional capital. Management will attempt to raise up to $4 million in this regard, with approximately $1,700,000 of these funds allocated to research and development over the next two years.

          Once the process has been refined and the Company is able to produce cadmium telluride substrates of consistently high quality and size, it will provide samples of its product to potential customers such as Texas Instruments, Sandia and Santa Barbara Research for analysis. If its research and development efforts are successful, and if it is able to raise sufficient capital, the Company expects to be able to begin full-scale production in two years.

          The foregoing contains "forward-looking" statements and information, all of which is modified by reference to the caption "Risk Factors," Item 1.

Results of Operations.
---------------------

          The Company has not had any material operations since approximately 1990. In anticipation of renewed operations, it has conducted three test crystal growths in the last two years.

Liquidity.
----------

          Revenues during the calendar year ended December 31, 1998, were $0, as compared to $42,000 in the calendar year ended December 31, 1997. Net loss for these periods were $464,211 and $290,549, respectively.

          The Company is presently located in a facility leased by Patterned Fiber Composites, Inc., which it uses rent-free. The Company has sufficient equipment, supplies and materials to continue its process improvements and engineering analysis for the next six months. Current operations may be characterized as a "proof-of-principle" effort, during which the Company is testing and refining its production processes. At the end of this six month period, management expects that the Company will need to raise substantial additional capital in order to allow it to proceed to the pilot production level.

Item 3.  Description of Property.
---------------------------------

          The Company is presently using the facilities of Patterned Fiber Composites, Inc., which employs the Company's President and CEO, William F. Pratt, and its Secretary/Treasurer, David R. Porter. The facilities are located in Lindon, Utah, and are provided rent-free. They consist of approximately 4,800 square feet, of which approximately 1600 square feet is office space and 3,200 is a warehouse and production facility. In addition, the Company has access to a full-service machine shop located next to its facility. Patterned Fiber Composites has a two-year lease on the facility, with 1-1/2 years remaining.

          If the Company is able to raise sufficient funds, it will enter into a lease with Patterned Fiber Composites at a monthly rental of $450. If Carbon Fiber Products' lease is terminated or is not renewed after the end of the term, depending on the success of its research and development efforts and the availability of sufficient funds, the Company will seek out a facility of its own to rent or purchase.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of the date hereof:

                      Number of Shares           Percentage
Name and Address     Beneficially Owned           of Class(1)
----------------     ------------------           --------

William F. Pratt           1,000,000                  6.8%
1184 East 830 South
Pleasant Grove, Utah
84062

Worth P. Allred            1,200,000 (1)              8.2%
Post Office Box 120
Moroni, Utah
84646

Russell R. Chapman         2,015,033 (2)             13.8%
1242 N. Palm Springs Dr.
Gilbert, Arizona
85234

David R. Porter            1,009,717                  6.9%
286 W. Thorneberry Way
Pleasant Grove, Utah
84062

William Tunnell            2,000,000                 13.7%
20165 N. 67th Ave., #122A
Glendale, Arizona 85308


          (1) A total of 800,000 of these shares are held in joint tenancy with Mr. Allred's wife.

          (2) A total of 1,000,000 of these shares are held of record by Firm International Group Trust, a trust of which Mr. Chapman is the settlor.


Security Ownership of Management.
---------------------------------

          The following table sets forth the share holdings of the Company's directors and executive officers as of the date hereof. Information regarding the capacities in which each person serves for the Company is contained in
Item 5.


                          Number of Shares       Percentage of
Name and Address         Beneficially Owned        of Class
----------------         ------------------      -------------

William F. Pratt           1,000,000                  6.8%
1184 East 830 South
Pleasant Grove, Utah
84062

Worth P. Allred            1,200,000 (1)              8.2%
Post Office Box 120
Moroni, Utah
84646

David R. Porter            1,009,717                  6.9%
286 W. Thorneberry Way
Pleasant Grove, Utah
84062

S. Kent Holt                 500,000 (2)              3.4%
18320 Lochner Road
Spencerville, Indiana
46788

All directors and executive
officers as a group
(4 persons)                3,709,717                 25.3%


          (1) A total of 800,000 of these shares are held in joint tenancy with Mr. Allred's wife.

          (2) Does not include options to acquire an additional 500,000 shares. See the caption "Executive Compensation," Part I, Item 6 of this Registration Statement.

Changes in Control.
-------------------

          There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
---------------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

          The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignations or terminations.

                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------

William F. Pratt      CEO             8/98            *
                      President       8/98            *

S. Kent Holt          Executive VP    8/98            *
                      Director        8/98            *

Worth P. Allred       VP, Research
                      & Development   9/91            *
                      Director        9/91            *

David R. Porter       Secretary/      8/98            *
                      Treasurer       8/98            *
                      Director        8/98            *

          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

          William F. Pratt, Chief Executive Officer and President. Dr. Pratt is 51 years old. He received his undergraduate engineering degree in 1970 from the United States Military Academy at West Point. He also holds a Masters in Engineering Management degree from the Brigham Young University Marriott School of Management and a Ph.D. in Mechanical Engineering from Brigham Young University. From 1970 to 1990, he served as an armored cavalry officer in the U. S. Army with qualifications in special operations. From 1991 to 1993, he was the New Business Development Manager for EDO Corporation's Active Noise and Vibration Control business initiative to commercialize piezoelectronic technology developed for the U. S. Navy. Dr. Pratt consulted for the Defense Advanced Research Projects Agency, Metron, Cimetrix and the Company from 1994 to 1997. Dr. Pratt is the inventor of several patent-pending technologies dealing with composite materials and machine design, and has been the President of a startup software and engineering company that developed products for the aerospace and sports equipment markets.

          S. Kent Holt, Executive Vice President and Director. Mr. Holt, age 47, holds an executive MBA degree from Washington University in St. Louis and Bachelor of Science degrees in Nutrition and Food Science and Business Administration from Utah State University. He was employed by Ralston Purina's Protein Technologies International Division for nine years, serving from 1977 to 1982 as Ralston Purina's resident joint venture manager in Japan. In this position, he was responsible for the marketing and sale of Ralston Purina's products in that country. From 1991 to 1998, Mr. Holt was Director, New Products with the Corn Products Division of CPC International, where he directed the New Product Marketing, Product Development and Applications Research groups, and directed cross-functional product development teams vital to creating new business for the company. Mr. Holt has been awarded two patents in his field of expertise and is fluent in Japanese.

          Worth P. Allred, Vice President, Research and Development, Director. Mr. Allred is 73 years of age. He has over 40 years of experience in semiconductor compound materials and is one of the world's leading experts in the field of crystal growth. Mr. Allred received a Masters degree in Nuclear Physics from Brigham Young University in 1953. For six years, he was a faculty member at the University of Southern California's Materials Science Department. Mr. Allred also worked for six years at Bell and Howell, Pasadena Research Center, where he headed the Gallium Arsenide Research and Production Facility. Prior to that he spent seven years conducting primary research in crystal growth at the Batelle Memorial Institute in Columbus, Ohio. He was also the founder and President of Crystal Specialties, Inc., a gallium arsenide manufacturer that was located in Monrovia, California. Mr. Allred has published over 33 papers in the area of crystal growth and has been granted several patents, with others pending.

          David R. Porter, Secretary/Treasurer and Director. Mr. Porter, age 42, worked for the Maricopa County Facilities Department in Phoenix Arizona, from 1991 to 1997, in addition to consulting with the Company in the development of a crystal growth furnace and software for control systems. Mr. Porter is currently employed by Patterned Fiber Composites, Inc., which shares its facilities with the Company. He continues to direct the Company's manufacturing facilities development.

Significant Employees.
----------------------

          The Company does not currently have any employees who are not executive officers, but who are expected to make a significant contribution to its business.

Family Relationships.
---------------------

          There are no family relationships between any director or executive officer.

Involvement in Certain Legal Proceedings.
-----------------------------------------

          During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:

                         SUMMARY COMPENSATION TABLE

                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)         (h)    (i)

                                              Secur-
                                              ities              All
Name and   Year or               Other  Rest- Under-       LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying        Pay-  Comp-
Position   Ended      ($)   ($)  Compen-Stock Options      outs  ensat'n
------------------------------------------------------------------------

William F.    12/31/97  -0-  -0-  -0-   -0-     -0-        -0-  -0-
Pratt         12/31/98  -0-  -0-  -0-   550,000 -0-        -0-  -0-
CEO, Pres.     6/30/99  -0-  -0-  -0-   -0-     -0-        -0-  -0-
and Director

S. Kent Holt  12/31/97  -0-  -0-  -0-   -0-     -0-        -0-  -0-
Exec. Vice    12/31/98  -0-  -0-  -0-   500,000 500,000 (1)-0-  -0-
President      6/30/99  -0-  -0-  -0-   -0-     -0-        -0-  -0-
and Director

Worth P.      12/31/97  -0-  -0-  -0-   -0-     -0-        -0-  -0-
Allred        12/31/98  -0-  -0-  -0-   800,000 -0-        -0-  -0-
Vice Pres.,    6/30/99  -0-  -0-  -0-   -0-     -0-        -0-  -0-
R & D
and Director

David R.      12/31/97  -0-  -0-  -0-   -0-     -0-        -0-  -0-
Porter        12/31/98  -0-  -0-  -0-   -0-     -0-        -0-  -0-
Secretary/     6/30/99  -0-  -0-  -0-   -0-     -0-        -0-  -0-
Treasurer
and Director


          (1) On July 1, 1998, Mr. Holt was granted options to purchase 500,000 "unregistered" and "restricted" shares of the Company's common stock at the average closing price of such stock for the 10 days immediately preceding the notification of the Company's stockholders of Mr. Holt's appointment as a director and executive officer. Based on this formula, the exercise price of the options is $0.27 per share. Options to purchase 250,000 shares vested on July 1, 1999, and the options to purchase the remaining 250,000 shares will vest on July 1, 2000. The options are exercisable for three years from the date of vesting. Unless otherwise prohibited, Mr. Holt was granted the right to vote all 500,000 shares on July 1, 1998.


          No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the year ended December 31, 1998, or the period ended June 30, 1999. Other than the above-referenced options granted to Mr. Holt, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

          There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as a director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change in Control Arrangements.
-------------

          There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

          During the past two years, the only transactions between members of management, nominees to become a director or executive officer, 5% stockholders, or promoters or persons who may be deemed to be parents of the Company are:

               Issued a total of 550,000 shares of the Company's common stock to William F. Pratt;

               Issued a total of 500,000 shares of the Company's common stock to
               S. Kent Holt;

               Granted to S. Kent Holt options to purchase up to 500,000 shares of the Company's common stock at a price of $0.27 per share;

               Issued a total of 800,000 shares of the Company's common stock to Worth P. Allred; and

               Received advances totaling $80,691 from Russell Chapman to cover operating expenses and equipment acquisitions. These advances have been recorded as a note payable which is unsecured, non-interest bearing and due upon demand.

          See the caption "Security Ownership of Certain Beneficial Owners and Management" of this Registration Statement.

Item 8.  Description of Securities.
-----------------------------------

          The Company has one class of securities authorized, consisting of 200,000,000 shares of common voting stock having a par value of $0.00025 per share. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

          Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock carries no subscription or conversion rights. All shares of common stock now outstanding are fully paid and non-assessable.

          Outstanding Options, Warrants and Calls
          ---------------------------------------

          Other than Mr. Holt's options to acquire up to 500,000 shares of the Company's common stock at a price of $0.27 per share, there are no outstanding warrants, options or calls with respect to the Company's common stock. See the caption "Executive Compensation," Part I, Item 6 of this Registration Statement.

          No Provisions Limiting Change of Control
          ----------------------------------------

          There is no provision in the Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of the Company.

                              PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters.
----------------------------

Market Information.
-------------------

          The Company's common stock is quoted on the OTC Bulletin Board of the NASD, but there is currently no established market for such stock and there can be given that one will develop or be maintained. For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. Information about the date when current holders' holding period of "restricted securities" commenced can be found under the caption "Recent Sales of Unregistered Securities," Item 10. A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale on Form 144.

          The following quotations were provided by the National Quotation Bureau, LLC, and do not represent actual transactions; these quotations do not reflect dealer markups, markdowns or commissions.

                             STOCK QUOTATIONS*

                                               CLOSING BID

Quarter ended:                        High                Low
--------------                        ----                ---


March 31, 1997                        1.3125               0.59375

June 30, 1997                         0.90625              0.46875

September 30, 1997                    0.84375              0.35

December 31, 1997                     0.53125              0.22

March 31, 1998                        0.65                 0.22

June 30, 1998                         0.55                 0.21

September 30, 1998                    0.31                 0.16

December 31, 1998                     0.17                 0.07

March 31, 1999                        0.19                 0.08

June 30, 1999                         0.27                 0.10


Holders.
--------

         The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 1,731.

Dividends.
----------

         The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any sales of its products, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

          The Company is not a party to any pending legal proceeding. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or other person who may be deemed to be an "affiliate" of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

          A judgment in the amount of $40,563 was entered against the Company in December, 1992. This amount is included as an account payable in the Company's consolidated financial statements. See Part F/S of this Registration Statement.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

          During the Company's two most recent calendar years, and to the date of this Registration Statement, the Company's principal independent accountant has not resigned, declined to stand for re-election or been dismissed.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

     Common Stock
     ------------
                       Date              Number of           Aggregate
     Name            Acquired             Shares           Consideration
     ----            --------            ---------         -------------

Two subscribers       1/15/97             100,000           Services valued at
under Rule 504                                              $0.50 per share
offering

Five subscribers      1/22/97             771,700 (1)       $385,850 (1)
under Rule 504
offering

One subscriber        2/13/97             272,000           $136,000
under Rule 504
offering

North American        7/31/97             150,000           $ 75,000
Corporate
Consultants, Inc.

North American       11/11/97             150,000           Services valued at
Corporate                                                   $0.50 per share
Consultants, Inc.

William F. Pratt      6/25/98             550,000           Services valued at
                                                            $0.12 per share

Worth P. Allred       6/25/98             800,000           Services valued at
                                                            $0.12 per share

S. Kent Holt          6/25/98             500,000           Services valued at
                                                            $0.12 per share

Flood Thomas          6/25/98              80,000           Services valued at
                                                            $0.12 per share

Jay Reynolds          6/25/98              20,000           Services valued at
                                                            $0.12 per share

Jim Whiting           6/25/98              10,000           Services valued at
                                                            $0.12 per share

James G. and          6/25/98              20,000           Services valued at
Tracy Davis                                                 $0.12 per share


C. Greg Jensen        6/25/98              20,000           Services valued at
                                                            $0.12 per share

Firm International    6/25/98           1,000,000           Services valued at
Group Trust                                                 $0.12 per share



           (1) A total of 30,000 of these shares were subsequently canceled.


          Management believes each of the foregoing persons or entities was either an "accredited investor," or a "sophisticated investor" as defined in Rule 506 of Regulation D of the Securities and Exchange Commission. Each had access to all material information regarding the Company prior to the offer, sale or issuance of these "restricted securities." The Company believes these shares were exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), pursuant to Section 4(2) and/or 3(b) thereof.

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

          Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

          Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

          Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

          Unless limited by the Articles of Incorporation, Section 16-10a-903 requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

          Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902.
Unless limited by the Articles of Incorporation, Section 16-10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

          Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Utah Revised Business Corporation Act, Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

                                 PART F/S


                       GALTECH SEMICONDUCTOR MATERIALS
                         CORPORATION AND SUBSIDIARIES

                         (A Development Stage Company)

                       CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1998

                               C O N T E N T S





Independent Auditors' Report                                                 3

Consolidated Balance Sheet                                                   4

Consolidated Statements of Operations                                        5

Consolidated Statements of Stockholders' Equity                              6

Consolidated Statements of Cash Flows                                       13

Notes to the Consolidated Financial Statements                              15

                         INDEPENDENT AUDITORS' REPORT



Board of Directors and Stockholders
Galtech Semiconductor Materials Corporation and Subsidiaries
(A Development Stage Company)
Lindon, Utah

We have audited the accompanying consolidated balance sheets of Galtech Semiconductor Materials Corporation and Subsidiaries (A Development Stage Company) as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997 and from inception on June 18, 1984 through December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Galtech Semiconductor Materials Corporation and Subsidiaries (A Development Stage Company) as of December 31, 1998 and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997 and from inception on June 18, 1984 through December 31, 1998, in conformity with generally accepted accounting principles.

The financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is a Development Stage Company with no significant operating results to date. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Jones, Jensen & Company
Salt Lake City, Utah
June 30, 1999

                     GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                         (A Development Stage Company)
                            Consolidated Balance Sheet


                                    ASSETS

                                                                  December 31,
                                                                     1998
CURRENT ASSETS

  Inventory                                                     $     160,000

     Total Current Assets                                             160,000

EQUIPMENT, NET (Note 2)                                                95,034

     TOTAL ASSETS                                               $     255,034


                     LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES

  Accounts payable (Note 5)                                      $     40,563

     Total Current Liabilities                                         40,563

STOCKHOLDERS' EQUITY

  Common stock, $0.00025 par value, 200,000,000 shares authorized;
    10,644,018 shares issued and outstanding                            2,663
  Additional paid-in capital                                        3,805,723
  Deficit accumulated during the development stage                 (3,593,915)

      Total Stockholders' Equity                                      214,471

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $     255,034

                  GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                         (A Development Stage Company)
                    Consolidated Statements of Operations


                                                                     From
                                                                  Inception on
                                                                 June 18, 1984
                                   For the Years Ended              Through
                                     December 31,                 December 31,
                                   1998       1997                   1998

SALES                           $      -     $  42,000           $    599,609

COST OF PRODUCT SOLD                   -          -                   676,198

GROSS MARGIN                           -        42,000                (76,589)

OPERATING EXPENSES

  General and administrative        47,084      90,359              1,648,708
  Legal and professional           356,400     137,914                799,572
  Research and development           9,553      63,497                510,688
  Depreciation                      31,997      40,779                328,134

     Total Expenses               (445,034)    332,549              3,287,102

Net Loss From Operations          (445,034)   (290,549)            (3,363,691)

OTHER INCOME (EXPENSE)

  Interest expense                     -          -                   (84,919)
  Interest income                      106        -                    93,427
  Loss on disposal of assets       (19,283)       -                  (241,238)
  Miscellaneous                        -          -                     2,506

   Total Other Income (Expense)    (19,177)       -                  (230,224)

NET LOSS                        $ (464,211)  $(290,549)          $(3,593,915)

BASIC LOSS PER SHARE            $    (0.05)  $   (0.04)

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING              9,211,908   6,982,168

                   GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                              AND SUBSIDIARIES
                        (A Development Stage Company)
                 Consolidated Statements of Stockholders' Equity

                                                Additional
                             Common Stock       Paid-in         Accumulated
                            Shares     Amount       Capital         Deficit

Balance, June 18, 1984        -      $  -       $    -          $     -

Stock issued for cash at
 $0.0143 per share         140,173          35       1,965            -

Balance,
 December 31, 1984         140,173          35       1,965            -

Stock issued for cash at
 $0.05 per share           400,000         100      19,900            -

Stock issuance costs          -         -           (4,450)           -

Purchase of treasury
 stock                        -         -            -                -

Sale of treasury stock at     -         -          411,073            -
 $2.11 per share

Stock issued to officers for
 services at $0.005
 per share                 438,600         110       2,083            -

Net loss  for the year ended
 December 31, 1985             -         -           -             (146,384)

Balance,
 December 31, 1985         978,773   $     245  $   430,571     $  (146,384)

                   GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                              AND SUBSIDIARIES
                        (A Development Stage Company)
                 Consolidated Statements of Stockholders' Equity (Continued)


                                                Additional
                             Common Stock       Paid-in         Accumulated
                            Shares     Amount     Capital         Deficit

Balance forward            978,773   $     245  $ 430,571       $ (146,384)

Purchase of treasury stock    -            -          -               -

Sale of treasury stock at
 $29.65 per share             -            -    1,838,032             -

Net loss for the year ended
 December 31, 1986            -            -           -          (542,930)

Balance,
 December 31, 1986         978,773         245  2,268,603         (689,314)

Net loss for the year ended
 December 31, 1987            -             -          -          (509,693)

Balance,
 December 31, 1987         978,773         245  2,268,603       (1,199,007)

Stock issued for services
 at $0.60 per share         25,000           6     14,994             -

Net loss for the year ended
 December 31, 1988            -             -          -          (501,513)

Balance,
 December 31, 1988        1,003,773  $     251  $2,283,597     $(1,700,520)

                   GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                              AND SUBSIDIARIES
                        (A Development Stage Company)
                 Consolidated Statements of Stockholders' Equity (Continued)


                                                Additional
                             Common Stock       Paid-in         Accumulated
                            Shares     Amount   Capital           Deficit

Balance forward          1,003,773   $ 251      $ 2,283,597     $(1,700,520)

Stock issued for cash at
 $2.00 per share            10,000       3           19,997           -

Stock issued for cash
 at $0.575 per share        20,000       5           11,495           -

Sale of treasury stock
 and subscription receivable  -          -          (34,786)          -

Net loss for the year ended
 December 31, 1989            -         -            -            (306,612)

Balance
 December 31, 1989       1,033,773     259      2,280,303       (2,007,132)

Cancellation of shares       (5)        -            -                -

Stock issued for cash
 at $0.10 per share         25,000       6          2,494             -

Stock issued for cash
 at $0.005 per share         3,150       1             15             -

Additional compensation
 for treasury stock           -          -         34,701             -

Balance                  1,061,918    $266     $2,317,513      $(2,007,132)

                   GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                              AND SUBSIDIARIES
                        (A Development Stage Company)
                 Consolidated Statements of Stockholders' Equity (Continued)


                                                Additional
                             Common Stock       Paid-in         Accumulated
                            Shares     Amount   Capital           Deficit

Balance forward          1,061,918    $266     $2,317,513     $ (2,007,132)

Net loss for the year ended
 December 31, 1990            -          -           -            (123,676)

Balance,
 December 31, 1990       1,061,918     266      2,317,513       (2,130,808)

Stock issued for services
 at $0.12 per share         20,400       5          2,395             -

Net loss for the year ended
 December 31, 1991            -          -           -            (207,142)

Balance,
 December 31, 1991       1,082,318     271      2,319,908       (2,337,950)

Net loss for the year ended
 December 31, 1992            -          -           -                -

Balance,
 December 31, 1992       1,082,318     271      2,319,908       (2,337,950)

Net loss for the year ended
December 31, 1993             -          -           -                -

Balance,
 December 31, 1993       1,082,318    $271     $2,319,908    $  (2,337,950)

                   GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                              AND SUBSIDIARIES
                        (A Development Stage Company)
                 Consolidated Statements of Stockholders' Equity (Continued)

                                                Additional
                             Common Stock       Paid-in         Accumulated
                            Shares     Amount    Capital          Deficit

Balance,
 December 31, 1993         1,082,318 $  271     $ 2,319,908    $ (2,337,950)

Net loss for the year ended
December 31, 1994               -         -            -            (10,964)

Balance,
 December 31, 1994         1,082,318    271       2,319,908      (2,348,914)

Stock issued for
 Commodity Recovery
 Corporation valued at
 predessor cost of $0.00     500,000    125            (125)           -

Stock issued for Energy
 Research Corporation
 valued at predessor cost
 of $0.00                  4,200,000  1,050          (1,050)           -

Conversion of debt to
 equity                         -         -           3,500            -

Net loss for the year ended
 December 31, 1995              -         -            -           (89,740)

Balance,
 December 31, 1995         5,782,318 $1,446     $ 2,322,233    $(2,438,654)

                   GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                              AND SUBSIDIARIES
                        (A Development Stage Company)
                 Consolidated Statements of Stockholders' Equity (Continued)

                                                Additional
                            Common Stock        Paid-in         Accumulated
                            Shares   Amount      Capital          Deficit

Balance,
 December 31, 1995         5,782,318 $1,446     $ 2,322,233     $(2,438,654)

Stock issued for cash
 cash at $0.60 per share     150,000     38          89,962            -

Stock issued for
 services valued at $1.00
 per share                   288,000     73         287,927            -

Stock subscription receivable
 at $0.50 per share           40,000     10          19,990            -


Net loss for the year ended
 December 31, 1996            -         -            -         (400,501)

Balance,
 December 31, 1996       6,260,318     1,567    2,720,112    (2,839,155)

Stock issued for cash
 at $0.50 per share      1,163,700       291      575,773          -

Stock issued for services
 at $0.50 per share        250,000        63      124,937          -

Receipt of stock
 subscription                 -           -          -             -

Net loss for the year ended
 December 31, 1997            -           -          -         (290,549)

Balance,
 December 31, 1997       7,674,018   $  1,921   $3,420,822  $(3,129,704)

                   GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                              AND SUBSIDIARIES
                        (A Development Stage Company)
                 Consolidated Statements of Stockholders' Equity (Continued)

                                                Additional
                             Common Stock         Paid-in       Accumulated
                             Shares    Amount     Capital         Deficit

Balance,
 December 31, 1997         7,674,018  $ 1,921    $ 3,420,822    $ (3,129,704)

Stock issued for services
 valued at $0.12 per share 2,970,000      742        355,658            -

Contribution of capital by
 shareholder                    -           -         29,243            -

Net loss for the year ended
 December 31, 1998              -           -           -           (464,211)

Balance,
 December 31, 1998       10,644,018   $ 2,663    $ 3,805,723    $ (3,593,915)

            Treasury Stock            Subscription          Total
            Shares      Amount         Receivable           Equity

               -      $     -        $     -              $     -

               -            -              -                   2,000

               -            -              -                   2,000

               -            -              -                  20,000

               -            -              -                  (4,000)

           (403,976)      (5,950)          -                  (5,950)

            196,658        2,896           -                 413,969


               -            -              -                   2,193

               -            -              -                (146,384)

           (207,318       (3,054)    $     -              $  281,378)

           (207,318) $    (3,054)    $     -              $  281,378

            (13,997)     (13,500)          -                 (13,500)

             62,000          768       (732,300)           1,106,500

               -            -              -                (542,930)

           (159,315)     $15,786)      (732,300)             831,448

               -            -              -                (509,693)

           (159,315)     (15,786)      (732,300)             321,755

               -            -              -                  15,000

               -            -              -                (501,513)

           (159,315) $   (15,786)    $ (732,300)          $ (164,758)

           (159,315)     (15,786)      (732,300)            (164,758)

               -            -              -                  20,000

               -            -              -                  11,500

            159,315       15,786        732,300              713,300

               -            -              -                (306,612)

               -            -              -                 273,430

               -            -              -                    -

               -            -              -                   2,500

               -            -              -                      16

               -            -              -                  34,701

               -      $     -       $      -             $   310,647

         $     -      $     -       $      -             $   310,647

               -            -              -                (123,676)


               -            -              -                 186,971

               -            -              -                   2,400

               -            -              -                (207,142)

               -            -              -                 (17,771)

               -            -              -                   -

               -            -              -                 (17,771)

               -      $     -       $      -             $   (17,771)

               -      $     -       $      -             $   (17,771)

               -            -              -                 (10,964)

               -            -              -                 (28,735)

               -            -              -                    -

               -            -              -                    -

               -            -              -                   3,500

               -            -              -                 (89,740)

               -      $     -         $     -            $  (114,975)

               -      $     -         $     -            $  (114,975)

               -            -               -                 90,000

               -            -               -                288,000

               -            -            (20,000)               -

               -            -               -               (400,501)

               -            -            (20,000)           (137,476)

               -            -               -                576,064

               -            -               -                125,000

               -            -             20,000              20,000

               -            -               -               (290,549)

               -      $     -         $     -            $   293,039

               -      $     -         $     -            $   293,039

               -            -               -                356,400

               -            -               -                 29,243

               -            -               -               (464,211)

               -      $     -         $     -            $   214,471

                   GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                              AND SUBSIDIARIES
                        (A Development Stage Company)
                 Consolidated Statements of Cash Flows

                                                                     From
                                                                  Inception on
                                                                 June 18, 1984
                                        For the Years Ended         Through
                                           December 31,           December 31,
                                      1998             1997          1998

CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                               $(464,211) $(290,549)   $(3,593,915)
  Adjustment to reconcile net loss to net
   cash used by operating activities:
    Depreciation                            31,997     40,779        328,134
    Stock issued for services              356,400    125,000        769,400
    Loss on disposal of property            19,283       -           241,238
  Changes in operating assets and liabilities:
  (Increase) in inventory                     -      (160,000)      (160,000)
  (Increase) decrease in note receivable     8,510     (8,510)          -
  Increase (decrease) in accrued liabilities  -         7,814         59,670

   Net Cash (Used) by Operating Activities (48,021)  (285,466)    (2,355,473)

CASH FLOWS FROM INVESTING ACTIVITIES

   Capital expenditures                    (13,545)  (101,920)      (718,191)
   Purchase of treasury stock                 -          -           (19,450)
   Stock subscription                         -          -          (732,300)

  Net Cash (Used) from Investing Activities(13,545)  (101,920)    (1,469,941)

CASH FLOWS FROM FINANCING ACTIVITIES

  Proceeds from note payable - related      13,000     67,691        477,376
  Repayments of note payable - related     (31,933)  (213,400)      (443,761)
  Sale of treasury stock                      -          -         1,911,183
  Cancellation of stock subscription          -          -           732,300
  Common stock issued for cash                -       576,064      1,148,316

    Net Cash (Used) Provided by Financing
     Activities                          $ (18,933) $ 430,355    $3,825,414

                   GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                              AND SUBSIDIARIES
                        (A Development Stage Company)
                 Consolidated Statements of Cash Flows (Continued)

                                                                    From
                                                                  Inception on
                                                                 June 18, 1984
                                        For the Years Ended         Through
                                          December 31,            December 31,
                                      1998             1997          1998

INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS               $(80,499)     $42,969         $     -

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD               80,499       37,530               -

CASH AND CASH EQUIVALENTS
 END OF PERIOD                     $    -         $80,499         $     -


                SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR

 Interest                          $    -         $  -            $   84,919
 Income taxes                      $    -         $  -            $     -

SCHEDULE OF NON-CASH FINANCING ACTIVITIES

 Common stock issued for services  $ 356,400      $125,000        $  769,400

                   GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                              AND SUBSIDIARIES
                        (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                          December 31, 1998 and 1997


NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements presented are those of Galtech Semiconductor Materials Corporation (the Company) and its wholly-owned subsidiaries Energy Research Corporation (ERC) and Commodity Recovery Corporation (CRC). The Company was incorporated on June 18, 1984 under the laws of the State of Utah as Versa tech, Inc. On April 30, 1985, the Company changed its name to Galtech, Inc., and on June 18, 1986, the Company changed its name to Galtech Semiconductor Materials Corporation. The Company was engaged in the manufacture of compound semiconductor materials, but ceased all operations in 1990 when a fire destroyed the Company's research and development as well as the Company's operations center. Principal operations have not yet resumed. On February 28, 1995, the Company issued 500,000 shares of common stock in exchange for 100% of the issued and outstanding common stock of CRC. On February 28, 1995, the Company issued 4,200,000 shares of common stock in exchange for 100% of the issued and outstanding shares of ERC. (Note 4)

          Energy Research Corporation (ERC) was incorporated on February 7, 1994 under the laws of the State of Arizona. ERC was incorporated to develop and produce alternative sources of energy.

          Commodity Recovery Corporation (CRC) was incorporated on October 31, 1994 under the laws of the State of Utah. CRC was incorporated to develop and market products relating to the decontamination of aflatoxin.

          At the time of acquisition of CRC and ERC, the Company was essentially inactive, with no operations and minimal assets. Neither CRC or ERC had any assets or operations. As such, the acquisition was recorded at predessor cost which was $0. The Company is the continuing entity for accounting and legal purposes.

          a.  Accounting Methods

          The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

          b.  Equipment

          Depreciation of equipment is provided using the straight-line method over the estimated lives of five years.

          Maintenance and repairs of the equipment that do not improve or extend the lives of the respective assets are charged to expense as incurred. Major renewals and betterments are treated as capital expenditures and depreciated accordingly.

          When assets are retired or otherwise disposed of, or become fully depreciated, the cost of the assets and the related accumulated depreciation are removed from the accounts with any gain or loss on disposition reflected in the statement of operations.

                  GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                         (A Development Stage Company)
                Notes to the Consolidated Financial Statements
                          December 31, 1998 and 1997

NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES (Continued)

          c.  Income Taxes

          No provision for taxes has been made, due to cumulative operating losses at December 31, 1998. The Company has net operating loss carry forwards of approximately $3,100,000 which will expire by 2013. The potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

          d.  Cash Equivalents

          The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

          e.  Basic Loss Per Share

          The computations of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period.

          f. Principles of Consolidation

          The consolidated financial statements include those of Galtech Semiconductor Materials Corporation (the Company) and its 100% owned subsidiaries Energy Research Corporation and Commodity Recovery Corporation. All significant intercompany accounts and transactions have been eliminated.

          g. Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          h.  Inventory

          The inventory of raw materials for crystal growing is stated at the lower of cost or market and is accounted for on a first-in-first-out basis.

                  GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                         (A Development Stage Company)
                Notes to the Consolidated Financial Statements
                          December 31, 1998 and 1997


NOTE 2 -  EQUIPMENT
                                                                  December 31,
                                                                     1997

          Equipment consists of the following:

          Research equipment                                      $  181,187
          Less: Accumulated Depreciation                             (86,153)

          Net Equipment                                           $   95,034

          Amounts charged to depreciation expense were $31,997 and $40,779 for the years ended December 31, 1998 and 1997, respectively.

NOTE 3 -  RELATED PARTY TRANSACTIONS

          The former president of the Company has provided advances to the Company to cover operating expenses as well as equipment acquisitions which have been recorded as a note payable - related. This note is unsecured, non-interest bearing and is due upon demand. The advances are repaid as the Company's cash needs allow. During the year ended December 31, 1998, the former President advanced $13,000 to the Company, was repaid $31,933 and contributed the balance of the advance payable to him of $29,243, to the Company.

NOTE 4 -  STOCK TRANSACTIONS

          On February 8, 1995, the Board of Directors approved a 20 to 1 reverse stock split. All references to shares outstanding and earnings per share have been retroactively restated to reflect the reverse stock split.

          On February 28, 1995, the Board of Directors issued 500,000 shares of common stock to acquire Commodity Research Corporation (CRC). CRC has no assets or operating history and the acquisition was valued at $0.

          On February 28, 1995, the Board of Directors issued 4,200,000 shares of common stock to acquire Energy Research Corporation (ERC). ERC had no assets or operating history, and the acquisition was valued at predecessor cost of $0.

          In November 1995, the Company issued 125,000 shares of common stock for public relations services to be performed. The contract was canceled in December, 1995 and the stock was returned and canceled. Accordingly, the financial statements do not reflect the issuance and cancellation of the 125,000 shares.

          In 1996, the Company issued 150,000 shares of common stock for cash at $0.60 per share.

          In 1996, the Company issued 288,000 shares of common stock for legal and professional services rendered, valued at $1.00 per share.

                  GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                         (A Development Stage Company)
                Notes to the Consolidated Financial Statements
                          December 31, 1998 and 1997


NOTE 4 -  STOCK TRANSACTIONS (Continued)

          In 1997, the Company issued 1,163,700 shares of common stock for cash at $0.50 per share.

          In 1997, the Company issued 250,000 shares of common stock for services, valued at $0.50 per share.

          In 1998, the Company issued 2,970,000 shares of common stock for services valued at $0.12 per share.

NOTE 5 -  COMMITMENTS AND CONTINGENCIES

          On December 18, 1992, a judgment was entered against the Company for $40,563 for non-payment of an account payable. This amount has been included in the accounts payable for December 31, 1998. The Company has written off other accounts payable which were incurred prior to 1990. The Company's legal counsel has represented that the statute of limitations for collection of the payables has expired. The Company does not intend to pay the liabilities however there is no assurance that the creditors will not make claims against the Company.

NOTE 6 -  GOING CONCERN

          The Company's financial statements are prepared using the generally accepted accounting principles applicable to going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has little cash and without realization of additional adequate financing, it would be unlikely for the Company to pursue and realize its objective of operating profitably. The Company plans to raise additional capital through equity financing. In the interim, management has committed to covering the operating expenses of the Company.

                       GALTECH SEMICONDUCTOR MATERIALS
                         CORPORATION AND SUBSIDIARIES
                        (A Development Stage Company)

                      CONSOLIDATED FINANCIAL STATEMENTS

                     June 30, 1999 and December 31, 1998

                               C O N T E N T S



Consolidated Balance Sheets                                                  3

Consolidated Statements of Operations                                        4

Consolidated Statements of Stockholders' Equity                              5

Consolidated Statements of Cash Flows                                       12

Notes to the Consolidated Financial Statements                              14

                 GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
                         Consolidated Balance Sheets

                                 ASSETS

                                                  June 30,        December 31,
                                                   1999              1998
                                                (Unaudited)
CURRENT ASSETS

  Inventory                                     $  160,000        $  160,000

     Total Current Assets                          160,000           160,000

EQUIPMENT, NET                                      76,916            95,034

     TOTAL ASSETS                               $  236,916        $  255,034


                     LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
  Accounts payable                              $    40,563        $  40,563

  Notes payable - related parties                    30,990           -

     Total Current Liabilities                       71,553           40,563

STOCKHOLDERS' EQUITY

  Common stock, $0.00025 par value, 200,000,000
   shares authorized; 10,644,018 shares issued and
   outstanding                                    2,663            2,663

  Additional paid-in capital                      3,805,723        3,805,723

  Deficit accumulated during
   the development stage                         (3,643,023)      (3,593,915)

      Total Stockholders' Equity                    165,363          214,471

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $  236,916       $  255,034


                  GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
                    Consolidated Statements of Operations
                                 (Unaudited)


                                                                         From
                                                                  Inception on
                             For the             For the             June 18,
                       Three Months Ended    Six Months Ended    1998 Through
                           June 30,             June 30,             June 30,
                       1999      1998        1999        1998          1999


SALES                     $ -       $ -         $ -         $ -         $
599,609

COST OF PRODUCT SOLD    -        -            -           -           676,198

GROSS MARGIN            -        -            -           -           (76,589)

OPERATING EXPENSES

General
and administrative      1,741    17,254       29,789      45,451    1,678,497

Legal and professional  -         4,752        1,200       5,502      800,772

Research
and development         -         -            -           2,462     510,688

Depreciation            9,059     8,000       18,119      15,999      346,253

  Total Expenses      (10,800)  (30,006)     (49,108)    (69,414)   3,336,210

Net Loss
From Operations       (10,800)  (30,006)     (49,108)    (69,414)  (3,412,799)

OTHER INCOME (EXPENSE)

 Interest expense       -         -            -           -
(84,919)

 Interest income        -         -            -             100       93,427

 Loss on disposal
  of assets             -         -            -            -        (241,238)

 Miscellaneous          -         -            -            -           2,506

   Total Other Income
    (Expense)           -         -            -              100    (230,224)

NET LOSS             $(10,800)  $(30,006)    $(49,108)  $(69,313) $(3,643,023)

BASIC LOSS
PER SHARE            $  (0.01)  $  (0.02)    $  (0.04)  $  (0.05)


                 GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
              Consolidated Statements of Stockholders' Equity

                                                   Additional
                            Common Stock             Paid-in      Accumulated
                           Shares  Amount           Capital         Deficit


Balance,
 June 18, 1984             -         $ -             $ -          $  -

Stock issued for cash at
 $0.0143 per share         140,173           35          1,965       -

Balance,
 December 31, 1984         140,173           35          1,965       -

Stock issued for cash at
 $0.05 per share           400,000          100         19,900       -

Stock issuance costs        -           -               (4,450)      -

Purchase of treasury
 stock                      -           -                -           -

Sale of treasury stock at
 $2.11 per share            -           -              411,073       -

Stock issued to officers for
 services at $0.005
 per share                 438,600          110          2,083       -

Net loss for the year ended
 December 31, 1985          -           -                -         (146,384)

Balance,
 December 31, 1985         978,773     $    245       $430,571   $ (146,384)


                 GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
         Consolidated Statements of Stockholders' Equity (Continued)


                                                   Additional
                            Common Stock             Paid-in      Accumulated
                           Shares  Amount           Capital         Deficit

Balance,
 December 31, 1985          978,773   $    245       $  430,571   $(146,384)

Purchase of treasury stock     -          -                -           -

Sale of treasury stock at
 $29.65 per share              -          -           1,838,032        -

Net loss for the year ended
 December 31, 1986             -          -                -       (542,930)

Balance,
 December 31, 1986          978,773         245       2,268,603    (689,314)

Net loss for the year ended
 December 31, 1987             -           -               -       (509,693

Balance,
 December 31, 1987          978,773         245       2,268,603  (1,199,007)

Stock issued for services
 at $0.60 per share          25,000           6          14,994        -

Net loss for the year ended
 December 31, 1988             -           -               -       (501,513)

Balance,
 December 31, 1988        1,003,773      $   251     $2,283,597  $(1,700,520)

                 GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
         Consolidated Statements of Stockholders' Equity (Continued)

                                                   Additional
                            Common Stock             Paid-in      Accumulated
                           Shares  Amount           Capital         Deficit


Balance,
 December 31, 1988         1,003,773    $     251   $  2,283,597  $(1,700,520)

Stock issued for cash at
 $2.00 per share              10,000            3        19,997         -

Stock issued for cash
 at $0.575 per share          20,000            5        11,495         -

Sale of treasury stock
 and subscription receivable    -            -          (34,786)        -

Net loss for the year ended
 December 31, 1989              -            -             -        (306,612)

Balance
 December 31, 1989         1,033,773           259     2,280,303 (2,007,132)

Cancellation of shares            (5)        -             -            -

Stock issued for cash
 at $0.10 per share           25,000             6         2,494        -

Stock issued for cash
 at $0.005 per share           3,150             1            15        -

Additional compensation
 for treasury stock             -             -           34,701        -

Balance forward            1,061,918       $   266    $2,317,513  $(2,007,132)


                 GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
         Consolidated Statements of Stockholders' Equity (Continued)

                                                   Additional
                            Common Stock             Paid-in      Accumulated
                           Shares  Amount           Capital         Deficit


Balance forward             1,061,918    $       266   $ 2,317,513  $
(2,007,132)

Net loss for the year ended
 December 31, 1990              -            -             -         (123,676)

Balance,
 December 31, 1990          1,061,918         266     2,317,513    (2,130,808)

Stock issued for services
 at $0.12 per share            20,400           5         2,395          -

Net loss for the year ended
 December 31, 1991               -           -             -         (207,142

Balance,
 December 31, 1991          1,082,318          271     2,319,908   (2,337,950)

Net loss for the year ended
 December 31, 1992               -           -             -             -

Balance,
 December 31, 1992          1,082,318          271     2,319,908   (2,337,950)

Net loss for the year ended
December 31, 1993                -            -             -            -

Balance,
 December 31, 1993         1,082,318        $  271   $ 2,319,908  $(2,337,950)


               GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
         Consolidated Statements of Stockholders' Equity (Continued)


                                                   Additional
                            Common Stock             Paid-in      Accumulated
                           Shares  Amount           Capital         Deficit


Balance,
 December 31, 1993         1,082,318    $   271     $  2,319,908 $(2,337,950)

Net loss for the year ended
December 31, 1994               -          -                -
(10,964)

Balance,
 December 31, 1994         1,082,318        271        2,319,908  (2,348,914)

Stock issued for
 Commodity Recovery
 Corporation valued at
 predecessor cost of $0.00   500,000        125             (125)       -

Stock issued for Energy
 Research Corporation
 valued at predecessor cost
 of $0.00                  4,200,000      1,050           (1,050)       -

Conversion of debt to
 equity                         -          -               3,500        -

Net loss for the year ended
 December 31, 1995              -          -                -        (89,740)

Balance,
 December 31, 1995         5,782,318     $1,446       $2,322,233 $(2,438,654)


               GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
         Consolidated Statements of Stockholders' Equity (Continued)



                                                   Additional
                            Common Stock             Paid-in      Accumulated
                           Shares  Amount           Capital         Deficit


Balance,
 December 31, 1995           5,782,318  $      1,446   $ 2,322,233
$(2,438,654)

Stock issued for cash
 cash at $0.60 per share       150,000         38        89,962         -

Stock issued for
 services valued at $1.00
 per share                     288,000         73       287,927         -

Stock subscription receivable
 at $0.50 per share             40,000         10        19,990         -

Net loss for the year ended
 December 31, 1996                -            -            -       (400,501)

Balance,
 December 31, 1996           6,260,318        1,567     2,720,112
(2,839,155)

Stock issued for cash
 at $0.50 per share          1,163,700          291       575,773       -

Stock issued for services
 at $0.50 per share            250,000           63       124,937       -

Receipt of stock
 subscription                     -            -             -          -

Net loss for the year ended
 December 31, 1997                -            -             -      (290,549)

Balance,
 December 31, 1997           7,674,018       $1,921   $3,420,822  $(3,129,704)


               GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
         Consolidated Statements of Stockholders' Equity (Continued)


                                                   Additional
                            Common Stock             Paid-in      Accumulated
                           Shares  Amount           Capital         Deficit


Balance,
 December 31, 1997          7,674,018   $  1,921    $3,420,822   $(3,129,704)

Stock issued for services
 valued at $0.12 per share  2,970,000        742       355,658       -

Contribution of capital by
 shareholder                     -          -           29,243       -

Net loss for the year ended
 December 31, 1998               -          -             -         (464,211)

Balance,
 December 31, 1998         10,644,018       2,663     3,805,723   (3,593,915)

Net loss for the six months
 ended June 30, 1999
 (unaudited)                     -          -             -          (49,108)

Balance,
 June 30, 1999
(unaudited)                10,644,018      $2,663    $3,805,723   $(3,643,023)



                 GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
              Consolidated Statements of Stockholders' Equity


                            Treasury Stock           Subscription      Total
                      Shares        Amount             Receivable      Equity


Balance,
 June 18, 1984             -         $ -             $ -             $  -

Stock issued for cash at
 $0.0143 per share         -           -               -                2,000

Balance,
 December 31, 1984         -           -               -                2,000

Stock issued for cash at
 $0.05 per share           -           -               -              (20,000)

Stock issuance costs       -           -               -               (4,450)

Purchase of treasury
 stock                     (403,976)   (5,950)         -               (5,950)

Sale of treasury stock at
 $2.11 per share            196,658     2,896          -              413,969

Stock issued to officers for
 services at $0.005
 per share                  -           -              -                2,193

Net loss for the year ended
 December 31, 1985          -             -           -              (146,384)

Balance,
 December 31, 1985         (207,318    $ (3,054)    $  -            $(281,378)


                 GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
         Consolidated Statements of Stockholders' Equity (Continued)


                            Treasury Stock           Subscription      Total
                      Shares        Amount             Receivable      Equity


Balance,
 December 31, 1985     (207,318)    $   (3,054)    $       -        $ 281,378

Purchase of
treasury stock         (13,997)        (13,500)            -           13,500

Sale of treasury stock at
 $29.65 per share       62,000             768         (732,300)    1,106,500

Net loss for the year
ended  December 31, 1986 -           -                 -             (542,930)

Balance,
 December 31, 1986      (159,315)    (15,786)           (732,300)     831,448

Net loss for the year
ended  December 31, 1987  -           -               -              (509,693)


Balance,
 December 31, 1987      (159,315)    (15,786)          (732,300)      321,755

Stock issued for services
 at $0.60 per share          -          -                    -         15,000

Net loss for the year ended
 December 31, 1988           -          -                 -          (501,513)

Balance,
 December 31, 1988        (159,315)     $(15,786)   $(732,300)      $(164,758)

                 GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
         Consolidated Statements of Stockholders' Equity (Continued)


                            Treasury Stock           Subscription      Total
                      Shares        Amount             Receivable      Equity


Balance,
 December 31, 1988     (159,315)    $ (15,786)      $  (732,300)
(164,758)

Stock issued for cash
at  $2.00 per share        -             -                -            20,000

Stock issued for cash
 at $0.575 per share       -             -                -            11,500

Sale of treasury stock
 and subscription
 receivable              159,315       15,786          732,300        713,300

Net loss for the year
ended December 31, 1989    -            -                 -          (306,612)

Balance
 December 31, 1989         -            -                 -           273,430

Cancellation of shares     -            -                 -            -

Stock issued for cash
 at $0.10 per share        -            -                 -             2,500

Stock issued for cash
 at $0.005 per share       -            -                 -                16

Additional compensation
 for treasury stock        -            -                 -            34,701

Balance forward            -           $-           $     -          $310,647


                 GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
         Consolidated Statements of Stockholders' Equity (Continued)


                            Treasury Stock           Subscription      Total
                      Shares        Amount             Receivable      Equity


Balance forward        $     -      $    -          $      -        $ 310,647)

Net loss for the year
ended December 31, 1990      -           -                 -         (123,676)

Balance,
 December 31, 1990           -           -                 -          186,971

Stock issued for services
 at $0.12 per share          -           -                 -            2,400

Net loss for the year ended
 December 31, 1991           -           -                 -         (207,142)

Balance,
 December 31, 1991           -           -                 -          (17,771)

Net loss for the year ended
 December 31, 1992           -           -                 -            -

Balance,
 December 31, 1992           -           -                 -          (17,771)

Net loss for the year ended
December 31, 1993            -           -                 -            -

Balance,
 December 31, 1993           -          $-               $ -         $(17,771)


               GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
         Consolidated Statements of Stockholders' Equity (Continued)



                            Treasury Stock           Subscription      Total
                      Shares        Amount             Receivable      Equity

Balance,
 December 31, 1993       -          $   -           $    -          $(17,771)

Net loss for the year
ended December 31, 1994  -              -                -          (10,964)

Balance,
 December 31, 1994       -              -                -           (28,735)

Stock issued for
 Commodity Recovery
 Corporation valued
 at predecessor
 cost of $0.00           -               -                -              -

Stock issued for Energy
 Research Corporation
 valued at predecessor cost
 of $0.00                -               -                -               -

Conversion of debt to
 equity                  -               -                -            3,500

Net loss for the year
ended  December 31, 1995 -               -                -          (89,740)

Balance,
 December 31, 1995       -               $-              $-        $(114,975)


               GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
         Consolidated Statements of Stockholders' Equity (Continued)




                            Treasury Stock           Subscription      Total
                      Shares        Amount             Receivable      Equity

Balance,
 December 31, 1995          -       $   -           $    -          $(114,975)






Stock issued for cash
 cash at $0.60 per share    -           -                -             90,000

Stock issued for
 services valued at $1.00
 per share                  -           -                -            288,000

Stock subscription receivable
 at $0.50 per share         -           -           (20,000)             -

Net loss for the year
ended December 31, 1996     -           -                -           (400,501)

Balance,
 December 31, 1996          -           -           (20,000)         (137,476)


Stock issued for cash
 at $0.50 per share         -           -                 -           576,064

Stock issued for services
 at $0.50 per share         -           -                 -           125,000

Receipt of stock
 subscription               -           -             20,000           20,000

Net loss for the year
ended  December 31, 1997    -           -                 -          (290,549)

Balance,
 December 31, 1997          -          $-                $-         $ 293,039


               GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
         Consolidated Statements of Stockholders' Equity (Continued)





                            Treasury Stock           Subscription      Total
                      Shares        Amount             Receivable      Equity

Balance,
 December 31, 1997         -        $    -          $    -          $ 293,039

Stock issued for services
 valued at $0.12 per share -             -               -            356,400

Contribution of capital by
 shareholder               -             -               -             29,243


Net loss for the year ended
 December 31, 1998           -            -             -         (464,211)

Balance,
 December 31, 1998           -            -              -         214,471

Net loss for the six months
 ended June 30, 1999
 (unaudited)                 -            -              -         (49,108)

Balance,
 June 30, 1999
(unaudited)                  -           $-             $-        $165,363



                 GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
                    Consolidated Statements of Cash Flows
                                 (Unaudited)


                                                                         From
                                                                  Inception on
                             For the             For the             June 18,
                       Three Months Ended    Six Months Ended    1998 Through
                           June 30,             June 30,             June 30,
                       1999      1998        1999        1998          1999

CASH FLOWS FROM OPERATING
 ACTIVITIES



 Net loss             $(10,800) $(30,006)   $(49,108)   $(69,313) $(3,643,023)

Adjustment to
reconcile net
loss to net
cash used by
operating activities:

  Depreciation           9,059     8,000       18,119     15,999      346,253

  Stock issued
  for services            -         -            -          -         769,400

  Loss on disposal
  of property             -         -            -          -         241,238

Changes in operating
assets and liabilities:

  (Increase) in inventory -         -            -          -        (160,000)

  Increase (decrease) in accrued
    liabilities           -         -            -          -          59,670

   Net Cash (Used) by
   Operating Activities  (1,741)   (22,006)    (30,989)  (53,314)  (2,386,462)

CASH FLOWS FROM INVESTING
 ACTIVITIES

  Capital expenditures    -         (4,593)       -      (13,546)    (718,191)

  Purchase of
  treasury stock          -          -            -          -        (19,450)

  Stock subscription      -          -            -          -       (732,300)

Net Cash (Used) from Investing
 Activities               -         (4,593)       -       (13,546) (1,469,941)

CASH FLOWS FROM
FINANCING ACTIVITIES

 Proceeds from
 note payable - related   1,741      1,700        30,989      -       508,365

 Repayments of
 note payable - related    -         -             -       (9,300)   (443,761)

 Sale of treasury stock    -         -             -          -     1,911,183

 Cancellation of
 stock subscription        -         -             -          -       732,300

 Common stock
 issued for cash           -         -             -          -     1,148,316

 Net Cash (Used) Provided by
   Financing Activities   $ 1,741    $1,700       $30,989  $(9,300)$3,856,403

                 GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
                    Consolidated Statements of Cash Flows (Continued)
                                 (Unaudited)


                                                                      From
                                                                  Inception on
                             For the             For the             June 18,
                       Three Months Ended    Six Months Ended    1998 Through
                           June 30,             June 30,             June 30,
                       1999      1998        1999        1998          1999



INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS           $ -       $(24,899)   $-          $ (76,160) $   -

CASH AND CASH
 EQUIVALENTS AT
 BEGINNING OF PERIOD     -         29,238     -             80,499    -

CASH AND CASH EQUIVALENTS
 END OF PERIOD         $ -        $ 4,339    $ -         $   4,339  $ -



          SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR

 Interest              $ -        $  -        $ -         $   -     $  84,919

 Income taxes          $ -        $  -        $ -         $   -     $  -

SCHEDULE OF NON-CASH FINANCING ACTIVITIES

 Common stock
issued for services    $ -        $  -        $ -         $   -     $ 769,400


                 GALTECH SEMICONDUCTOR MATERIALS CORPORATION
                               AND SUBSIDIARIES
                        (A Development Stage Company)
                Notes to the Consolidated Financial Statements
                     June 30, 1999 and December 31, 1998


NOTE 1 - CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying consolidated financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments
     (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 1999 and 1998 and for all periods presented have been made.

     Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1998 audited consolidated financial statements. The results of operations for the periods ended June 30, 1999 and 1998 are not necessarily indicative of the operating results for the full years.


                                PART III

Item 1.  Index to Exhibits.
---------------------------

          The following exhibits are filed as a part of this Registration
Statement:



Exhibit
Number      Description*
------      ------------

3.1         Articles of Incorporation filed June 18, 1984.

3.2         Articles of Amendment filed on April 30, 1985.

3.3         Articles of Amendment filed September 9, 1986.

3.4         Articles of Amendment filed February 24, 1995.

3.5         Bylaws

27          Financial Data Schedule


          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.



                              SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                                         GALTECH SEMICONDUCTOR MATERIALS
                                         CORPORATION

Date: 26 Aug. 1999                       By: /s/ William F. Pratt
     -------------                          ------------------------
                                             William F. Pratt
                                             CEO, President and Director

Date: 27 Aug. 1999                       By: /s/ S. Kent Holt
     -------------                          ------------------------
                                             S. Kent Holt
                                             Executive Vice President and
                                             Director

Date: 26 Aug. 1999                       By: /s/ Worth P. Allred
     -------------                          ------------------------
                                             Worth P. Allred
                                             Vice President, Research and
                                      Development, and Director


Date: 26 Aug. 1999                       By: /s/ David R. Porter
     -------------                          ------------------------
                                             David R. Porter
                                             Secretary/Treasurer and Director